December 22, 2023
By EDGAR Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christine Torney, Vanessa Robertson
Re:     Deciphera Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed February 7, 2023
File No. 001-38219
Dear Ladies and Gentlemen:
Deciphera Pharmaceuticals, Inc. (“Deciphera” or the “Company”) is submitting this letter in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated December 14, 2023 (the “Comment Letter”), relating to the Company’s Form 10-K for the fiscal year ended December 31, 2022 filed with the Commission on February 7, 2023 (the “Form 10-K”). For your convenience, the Staff’s comment is reproduced in bold type below, followed by the Company’s response thereto.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenues
Product Revenues, Net, page 109
1.Please provide disclosures to be included in future filings that separately quantifies the increase in U.S. net product revenue by sales volume and net price. Refer to Item 303(b)(2)(iii) of Regulation S-K.
The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s comment, the Company will update its disclosures, beginning with its Annual Report on Form 10-K for the fiscal year ended December 31, 2023, to separately quantify the increase in U.S. net product revenue by sales volume and net price.
To facilitate the Staff’s review, attached as Appendix A to this letter is a copy of such proposed disclosures.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please do not hesitate to contact the undersigned at (781) 209-6400.
                            Sincerely,
                            /s/ Thomas P. Kelly
                         Thomas P. Kelly
                         Chief Financial Officer

cc:     Steven L. Hoerter, Chief Executive Officer, Deciphera Pharmaceuticals, Inc.
    Jeffrey Held, General Counsel, Deciphera Pharmaceuticals, Inc.
    Sarah Ashfaq, Goodwin Procter LLP

Appendix A
Underlined material is planned additional disclosure to be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023:
MD&A – Results of Operations
[Preceding text omitted]
Product Revenues, Net
During the years ended December 31, 2022 and 2021, our only source of product revenues was from the sales of QINLOCK, which commenced in the U.S. in May 2020 following the FDA approval of QINLOCK on May 15, 2020 and during 2020, 2021 and 2022 in certain other jurisdictions following regulatory approval or on a named patient basis.
During the years ended December 31, 2022, 2021, and 2020 net product revenues by geography consisted of the following:

(in thousands)	2022	2021	2020
U.S.	$97,216	$81,476	$37,989
Rest of world	28,288	5,913	1,472
Total product revenues, net	$125,504	$87,389	$39,461
For the year ended December 31, 2022 compared to the same period in 2021, U.S. net product revenues increased $15.7 million, primarily due to $12.0 million in increased sales volume and a $3.7 million increase in net price. The increase in volume was primarily driven by an increase in the average duration of therapy as the real-world persistency curve continues to mature and more fully reflects the impact of patients who receive a prolonged clinical benefit from QINLOCK. The increase in net price was primarily driven by price increases, partially offset by an increase in chargebacks and administrative fees and government rebates and other incentives.
For the year ended December 31, 2021 compared to the same period in 2020, U.S. net product revenues increased $43.5 million primarily due to full quarters of sales in the U.S. in the first and second quarters of 2021 compared to a partial quarter of sales in the U.S. in the second quarter of 2020 and increased sales volume in the U.S. during the third and fourth quarters of 2021 compared to the same periods in 2020 as we continued our commercialization efforts.
For the year ended December 31, 2022 compared to the same period in 2021, rest of world net product revenues increased $22.4 million, primarily due to increased sales volume of QINLOCK in Germany, which launched in January 2022, and in France, where we have conducted a AP2 program since April 2022, as we continued our commercialization efforts.
For the year ended December 31, 2021 compared to the same period in 2020, rest of world net product revenues increased $4.4 million primarily due to increased sales in other jurisdictions following regulatory approval or on a named patient basis for the full year during 2021 compared to the third and fourth quarters in 2020 as we continued our commercialization efforts.